Exhibit 99.1

Uppsala June 28, 2019

PRESS RELEASE

Oasmia Pharmaceutical AB (publ) Year-end report for the financial year May 1, 2018 – April 30, 2019

EVENTS IN FOURTH QUARTER

•	Private placement of approximately MSEK 165 before issue expenses carried out
•	New Board of Directors elected at Extraordinary General Meeting on March 19
•	New Board initiates review of the situation in the company
•	Management team and organization strengthened
•	Joakim Lindén appointed acting CFO
•	Positive opinion from the European Medicines Agency to add efficacy data to the approved Apealea® product information
•	Swedish Securities Council publishes statement regarding Oasmia

EVENTS AFTER CLOSING DAY

•	Oasmia postpones publishing of year-end report until June 28
•	Oasmia presents results from two clinical studies on the drug candidate Docecal in patients with metastatic breast cancer. The results show that Docecal has a bioequivalent pharmacokinetic profile to Taxotere®, that Docecal is associated with fewer side effects, and that the efficacy measured as objective response rate is comparable at a later timepoint than defined in the main analysis in the study protocol
•	Oasmia has found dubious transactions between Oasmia and companies in control by the former Chairman Julian Aleksov that have not been accounted for. The Board has decided to report these transactions to the Swedish Economic Crime Authority
•	The Board has appointed a special investigator in order to give all shareholders a thorough decision basis regarding discharge from liability for the AGM

FOURTH QUARTER February 1, 2019 – April 30, 2019

•	Consolidated net sales amounted to TSEK 266 compared to TSEK 843 in the fourth quarter the previous year
•	Operating loss was TSEK 44,506 compared to TSEK 28,017 in the fourth quarter the previous year
•	Net loss after tax amounted to TSEK 48,672 compared to TSEK 32,086 in the fourth quarter the previous year
•	Loss per share was SEK 0.23 compared to SEK 0.18 in the fourth quarter the previous year
•	Comprehensive loss was TSEK 49,261 compared to TSEK 32,116 in the fourth quarter the previous year

FINANCIAL YEAR May 1, 2018 – April 30, 2019

•	Consolidated net sales amounted to TSEK 1,980 compared to TSEK 3,169 in the corresponding period the previous year
•	Operating loss was TSEK 120,132 compared to TSEK 103,724 in the corresponding period the previous year

•	Net loss after tax amounted to TSEK 171,014 compared to TSEK 118,013 in the corresponding period the previous year
•	Loss per share was SEK 0.88 compared to SEK 0.71 in the corresponding period the previous year
•	Comprehensive loss was TSEK 171,637 compared to TSEK 118,036 in the corresponding period the previous year

DECISIONS IN CONNECTION WITH THE REPORT

The company’s new Board has worked intensively on the review that was started after the Extraordinary General Meeting held on March 19, 2019. This work has been considerably more extensive than expected and covered all operational and strategic aspects. Some of the issues demanded the consultation of external legal, tax and accounting experts.

Based on this review the Board has decided on the following actions:

•	A review of Intellectual Property Rights, conducted with the assistance of experts in patent law, shows that Oasmia has the necessary rights to the patents underlying its business. However, it remains unexplained why the patent registration never has been publicly transferred to Oasmia from the registered owner, Ardenia Investment Ltd - a company controlled (according to public information in Oasmias previous annual reports) by Oasmia’s former chairman, Julian Aleksov and his former father-in-law Bo Cederstrand. The matter is under continued investigation with support from external experts.

A payment of MSEK 10.5 that was made in November 2017, as previously disclosed, from Oasmia to Ardenia regarding a new patent/extension of existing patent is under specific investigation both by Oasmia’s external patent experts and the ongoing tax audit (see below).

•	In order to regain full control over Oasmia’s Intellectual Property Rights for veterinary purposes, the Board has decided to put the listing plans for the US subsidiary AdvaVet on hold. A new Board will be installed which will review all value generating options for Oasmia in the veterinarian oncology field as well as AdvaVet’s planned organization and current cost structure.

•	The Board has initiated a review to assess whether liquidity and other potential benefits of the stock exchange listings in New York and Frankfurt outweigh the related costs and administrative burdens of compliance. While final decisions will be made only after the review is completed, the likely outcome is that Oasmia will be de-listed from both those exchanges, and will terminate SEC reporting, before year-end 2019.

•	Oasmia has, partly helped by an ongoing tax audit, found many dubious transactions between Oasmia and companies in control by the former Chairman Julian Aleksov that have not been accounted for. The Board has decided to report these transactions to the Swedish Economic Crime Authority.

•	The Board has appointed a special investigator in order to give all shareholders a thorough decision basis regarding discharge from liability for the AGM

•	The AGM will be held on September 26, 2019.

•	On November 1, 2018, Oasmia announced that MGC Capital Ltd had used approximately 25.8 million warrants for subscription of shares and paid through partial set-off of a claim on Oasmia that MGC had purchased from Nexttobe on installments. Approximately 23.2 million of these warrants had been issued to Arwidsro as part of a financing agreement announced by Oasmia on January 2, 2018. Despite extensive investigation initiated by Oasmia's current Board of Directors, Oasmia has not been able to establish that MGC can be regarded as the owner of the warrants. Oasmia believes that the new issue of shares intended through the exercise of options and offsetting against the claim on Oasmia on October 31, 2018 cannot be made valid. Thus, the claim that MGC then tried to offset against their loan to Oasmia should be recorded as a debt in Oasmia.

•	In June 2019, MGC made a claim for compensation from Oasmia as a result of MGC not being allowed to subscribe for shares with the support of 23.2 million warrants (see above). The claim is set at SEK 80 million plus interest and additional claims for damages of SEK 250 million. Oasmia's Board of Directors considers that MGC's claims have no merit and has therefore disputed it. Oasmia's current Board of Directors has noted that the payments by set-off that MGC has made and tried to make, when exercising warrants on September 7, 2018 and October 31, 2018, have been in breach of agreement. In addition, Oasmia's previous Board of Directors in November 2018 carried out a prepayment of loans to MGC of SEK 7 million, in a situation where Oasmia's liquidity was strained and in breach of the loan being pledged.

For more information:

Investor Relations Oasmia

Phone: +46 79-100 11 05

E-mail: IR@oasmia.com

This information is inside information that Oasmia Pharmaceutical AB (publ) is obliged to make public pursuant to the EU Market Abuse Regulation and the Swedish Securities Market Act. The information was submitted for publication, through the agency of the contact person set out above, at 07.30 CEST on June 28, 2019.

About Oasmia Pharmaceutical AB

Oasmia Pharmaceutical AB develops, manufactures, markets and sells new generations of drugs in the field of human and veterinary oncology. The company’s product development aims to create and manufacture novel nanoparticle formulations and drug-delivery systems based on well-established cytostatics which, in comparison with current alternatives, show improved properties, reduced side-effects, and expanded applications. The company’s product development is based on its proprietary in-house research and company patents. Oasmia is listed on NASDAQ Capital Markets (OASM.US), Frankfurt Stock Exchange (OMAX.GR, ISIN SE0000722365) and NASDAQ Stockholm (OASM.ST).